

August 31, 2011

<u>Via Email</u>
Don Leibowitz
Associate General Counsel
PSEG Power LLC
80 Park Plaza – T25
Newark, New Jersey 07102-4194

> **Re:** **Public Service Enterprise Group Incorporated**
> **Public Service Electric and Gas Company**
> **PSEG Power LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File Nos. 001-09120, 001-34232, 001-00973**

Dear Mr. Leibowitz:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ William H. Thompson

　　　　　　　　　　　　　　　　William H. Thompson
　　　　　　　　　　　　　　　　Accounting Branch Chief

cc: James O'Connor
　　Sidley Austin LLP
　　Via Email